Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Director and Shareholder of

Giant Financial Services Limited

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Giant Financial Services Limited (the “Company”) as of December 31, 2019 and 2018, and the related statements of comprehensive income/(loss), shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

We have served as the Company’s auditor since 2019.

Hong Kong, China

November 20, 2020

GIANT FINANCIAL SERVICES LIMITED

BALANCE SHEETS

As of June 30, 2020 (Unaudited)

and December 31, 2019 and 2018

(In U.S. dollars)

	June 30,	December 31,
	2020	2019	2018
	(Unaudited)
CURRENT ASSETS
Cash	$486,697	$1,324,344	$699,913
Amount due from a fellow subsidiary	1,025,641	-	-
Accounts receivable, net of nil provision for doubtful accounts	2,500	590,500	-
Other deposits and prepayments	-	-	113,666
Total current assets	1,514,838	1,914,844	813,579
Deposits paid for acquisition of intangible assets	136,323	114,784	33,230
Intangible assets, net	141,722	123,871	-
Property and equipment, net	6,324	7,551	1,597
Total assets	$1,799,207	$2,161,050	$848,406

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Other payables and accrued liabilities	$14,323	$349,443	$210,394
Amount due to a shareholder	-	-	83,618
Amount due to a related party	637,353	671,963	-
Customer deposits	-	-	705,128
Income tax payables	390,203	386,641	-
Total current liabilities	1,041,879	1,408,047	999,140

SHAREHOLDERS’ EQUITY
Share capital, $1 par value, 1,000,000 shares authorized, 1 share issued and outstanding	1	1	1
Retained earnings (accumulated deficit)	757,327	753,002	(150,735)
Total equity	757,328	753,003	(150,734)
Total liabilities and shareholders’ equity	$1,799,207	$2,161,050	$848,406

The accompanying notes are an integral part of these financial statements.

GIANT FINANCIAL SERVICES LIMITED

STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

For the six months ended June 30, 2020 and 2019 (Unaudited)

and the years ended December 31, 2019 and 2018

(In U.S. dollars)

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018
	(Unaudited)	(Unaudited)
REVENUE	$194,808	$2,190,538	$2,973,346	$53,846

Cost of revenue	(184,376)	(137,593)	(346,803)	(110,246)
Selling expenses	-	(436)	(436)	(37,404)
Administrative expenses	(2,549)	(28,367)	(54,559)	(49,638)
INCOME (LOSS) FROM OPERATIONS	7,883	2,024,142	2,571,548	(143,442)
OTHER INCOME
Interest income	4	409	882	211

Total other income	4	409	882	211
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	7,887	2,024,551	2,572,430	(143,231)
Provision for income taxes	(3,562)	(291,733)	(386,641)	-
NET INCOME (LOSS) AND TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD/ YEAR	4,325	1,732,818	2,185,789	(143,231)

The accompanying notes are an integral part of these financial statements.

GIANT FINANCIAL SERVICES LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY

For the six months ended June 30, 2020 and 2019 (Unaudited)

and the years ended December 31, 2019 and 2018
(In U.S. dollars)

			Retained earnings
	Share capital		(accumulated deficit)	Total equity
	Share	Amount
At January 1, 2018	1	$1	$(7,504)	$(7,503)

Total comprehensive loss for the year	-	-	(143,231)	(143,231)

At December 31, 2018 and January 1, 2019	1	1	(150,735)	(150,734)
Total comprehensive income for the year	-	-	2,185,789	2,185,789
Dividend declared during the year	-	-	(1,282,052)	(1,282,052)

At December 31, 2019 and January 1, 2020	1	1	753,002	753,003
Total comprehensive income for the period	-	-	4,325	4,325
At June 30, 2020 (unaudited)	1	$1	$757,327	$757,328

			Retained earnings
	Share capital		(accumulated deficit)	Total equity
	Share	Amount
At December 31, 2018 and January 1, 2019	1	$1	$(150,735)	$(150,734)
Total comprehensive profit for the period	-	-	1,732,818	1,732,818
Dividend declared during the period	-	-	(1,282,052)	(1,282,052)
At June 30, 2019 (unaudited)	1	$1	$300,031	$300,032

 The accompanying notes are an integral part of these financial statements.

GIANT FINANCIAL SERVICES LIMITED

STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2020 and 2019 (Unaudited)

and the years ended December 31, 2019 and 2018
(In U.S. dollars)

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) before provision for income taxes	7,887	2,024,551	2,572,430	(143,231)
Adjustment for:
Amortization	34,072	18,256	45,946	-
Depreciation	1,227	777	2,003	254
Changes in operating assets
Accounts receivable	588,000	(329,000)	(590,500)	-
Other deposits and prepayments	-	112,383	113,666	(110,122)
Changes in operating liabilities
Other payables and accrued liabilities	(335,120)	110,426	139,049	209,021
Customer deposits	-	(705,128)	(705,128)	705,128
Net cash provided by operating activities	296,066	1,232,265	1,577,466	661,050

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of intangible assets	(51,923)	(164,304)	(169,817)	-
Purchase of property and equipment	-	(4,981)	(7,957)	(1,851)
Deposits paid for acquisition of intangible assets	(21,539)	(20,015)	(81,554)	-
Advanced to a fellow subsidiary	(1,025,641)	-	-	-
Net cash used in investing activities	(1,099,103)	(189,300)	(259,328)	(1,851)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from a related party	-	729,914	671,963	-
Repayment to a related party	(34,610)	-	-	-
Advances from a shareholder	-	-	-	40,713
Repayment to a shareholder	-	(83,618)	(83,618)	-
Dividend paid	-	(1,282,052)	(1,282,052)	-
Net cash (used in) provided by financing activities	(34,610)	(635,756)	(693,707)	40,713

(DEAREASE) INCREASE IN CASH	(837,647)	407,209	624,431	699,912
CASH, beginning of period/ year	1,324,344	699,913	699,913	1
CASH, end of period/ year	486,697	1,107,122	1,324,344	699,913
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	-	-	-	-
Cash paid for income taxes	-	-	-	-

 The accompanying notes are an integral part of these financial statements

GIANT FINANCIAL SERVICES LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2020 and 2019 (Unaudited)

and the years ended December 31, 2019 and 2018

(In U.S. dollars)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Giant Financial Services Limited (“GFS” or "the Company") is a limited liability company incorporated in Samoa on January 1, 2016. The address of its registered office is Vistra Corporate Services Centre, Ground Floor NPF Building, Beach Road, Apia, Samoa.

The Company provides an online financial marketplace connecting financial institutions and users worldwide via its unique mobile application which features state-of-the-art functions to boost financial accessibility to financial and insurance products and services. At the heart of its digital platform is the Company’s dedication to drive innovation, create value to businesses and individual users alike by (i) minimizing transaction risks, (ii) lowering transaction costs, (iii) reducing and detecting fraud, (iv) saving time, (v) increasing access and equality.

By leveraging technologies including artificial intelligence, big data and blockchain technology, machine learning, fingerprint ID, facial recognition, and cloud computing (SaaS), the Company strives to create recurring and growing revenue streams and larger market share for businesses on one hand, and instilling trust and confidence in investors and consumers on the other hand.

The mobile application is fully integrated with financial institutions including licensed money lenders, asset management companies, securities firms, and banks, under strategic partnerships to facilitate seamless and low-cost payments and transfers in a secure and privacy protected digital environment. The Company also seeks to provide businesses with the peace of mind via the integration of cyber security and where necessary, the adoption of KYC and AML processes. It also offers an AI-powered innovative reward program that helps businesses to acquire and retain customers, and to expand into previously uncharted markets thereby increasing sales revenue and market share.

Since July 2019, the Company had established contractual relationship with third-party business partners which have agreed to render their financial products and services to the registered users via the Company’s mobile application.

The name of the Company was changed from “Giant Connection Limited” to “Giant Financial Services Limited” on October 4, 2017.

On December 23, 2019, SGOCO Group, Ltd. (“SGOC”), a company incorporated in the Cayman Islands whose ordinary shares are traded on the U.S. NASDAQ Capital Market under the symbol “SGOC”, entered into a Sale and Purchase Term Sheet for the Sale and Purchase of the Entire Issued Share Capital of Giant Financial Services Limited with Mr. Or Victor, the Company’s sole legal and beneficial owner. Pursuant to the Term Sheet, SGOC acquires 100% of the issued share capital of the Company from Mr. Or Victor for a consideration of $64.7 million, which were satisfied by (a) the allotment of 15,992,000 shares of SGOC issued to Mr. Or on the closing date, (b) the payment of $21.8 million in cash, and (c) the balance satisfied by issuance of a promissory note to Mr. Or. On January 31, 2020, SGOC closed its acquisition of GFS.

2.1   ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

Preparing the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management’s estimates and assumptions relate to revenue recognition, the collectability of its receivables, useful life of intangible assets and assessment of impairment of long-lived assets and intangible assets. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates.

6

GIANT FINANCIAL SERVICES LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2020 and 2019 (Unaudited)

and the years ended December 31, 2019 and 2018

(In U.S. dollars)

Unaudited interim financial information

The unaudited financial statements for the six months ended June 30, 2020 and 2019 have been prepared by the Company and reflect all normal, recurring adjustments that, in the opinion of management, are necessary for a fair presentation of the interim financial information. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for any subsequent period or for the year ending December 31, 2020.

7

GIANT FINANCIAL SERVICES LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2020 and 2019 (Unaudited)

and the years ended December 31, 2019 and 2018

(In U.S. dollars)

2.2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash includes cash on hand and demand deposits in accounts maintained with financial institutions within Hong Kong.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and accumulated impairment losses, if any. Expenditures for maintenance and repairs are charged to earnings as incurred. Major additions are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method with no residual value based on the estimated lives as follows:

Furniture and fixtures   4 years

Intangible assets

Purchased intangible assets are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Online financial information service platform   3 years

Impairment of long-lived assets other than goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Accounts receivable

Receivables include trade accounts due from customers. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable and known bad debts are written off against the allowance for doubtful accounts when identified. No provision for doubtful accounts were recognized for the reporting periods. Management believes that the accounts receivables are collectible.

8

GIANT FINANCIAL SERVICES LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2020 and 2019 (Unaudited)

and the years ended December 31, 2019 and 2018

(In U.S. dollars)

Fair value of financial instruments

The Company’s financial instruments primarily consist of cash and cash equivalents, amount due from a fellow subsidiary, accounts receivable, other payables and accrued liabilities and amount due to a shareholder and a related party. As of the balance sheet dates, the estimated fair value of these financial instruments were not materially different from their carrying values as presented due to the short maturities of these instruments and that the interest rates on the borrowings approximate those that would have been available for loans for similar remaining maturity and risk profile at the respective reporting periods.

The fair value measurement accounting standard defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels of valuation hierarchy are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Revenue recognition

The Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) from January 1, 2018, using the modified retrospective method. Revenues for the years ended December 31, 2018 and 2019 were presented under ASC 606. There was no impact on the Company’s opening balance of retained earnings at January 1, 2018. Pursuant to ASC606-10-15-2, the interest income generated by the Company is scoped out of ASC606.

In accordance with ASC 606, revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenues are recognized when control of the promised goods or services is transferred to the customers, which may occur at a point in time or over time depending on the terms and conditions of the agreement, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company provides in-app verification services to connect individual users with financial institutions online. In-app verification service income is recognized at a point-in-time when an individual passed the verification process and successfully opened an account with a financial institution, at that time the service is completed.

The Company provides SaaS and app development service to its customers to deploy the Company’s online platform, which may occur at a point in time or over time depending on the terms and conditions of the agreement, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Service income from provision of project-based consulting services is recognized based on the output methods, including surveys of performance completed to date or milestones reached of each phase only when the Company has an enforceable right to payment for performance completed to date. Otherwise, such revenue is recognized at a point in time when services are delivered and accepted by customers. Maintenance and support type service income is recognized proportionally over the service period, which is generally less than a year, as the services are generally delivered evenly through the contractual period.

9

GIANT FINANCIAL SERVICES LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2020 and 2019 (Unaudited)

and the years ended December 31, 2019 and 2018

(In U.S. dollars)

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

Revenue by major product lines

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018
	(Unaudited)	(Unaudited)
In-app verification service income	$2,500	$329,000	$919,500	$-
SaaS and app development income	192,308	1,861,538	2,053,846	53,846
Total	$194,808	$2,190,538	$2,973,346	$53,846

Revenue by recognition over time vs point in time

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018
	(Unaudited)	(Unaudited)
Revenue by recognition at a point in time	$2,500	$329,000	$919,500	$-
Revenue by recognition over time	192,308	1,861,538	2,053,846	53,846
Total	$194,808	$2,190,538	$2,973,346	$53,846

Contract Balances

For the periods presented, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

Deposits received from customers related to unsatisfied performance obligations are recorded as contract liabilities (customer deposits), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised services to customers.

The Company’s contract liabilities consist of customer deposits for SaaS and app development service fees paid in advance. Below is the summary presenting the movement of the Company’s contract liabilities for the periods presented:

Customer deposits
Balance as of January 1, 2018	$-
Advances received from customers related to unsatisfied performance obligations	705,128
Balance as of December 31, 2018	705,128
Revenue recognized from beginning contract liability balance	(705,128)
Balance as of December 31, 2019	$-

10

GIANT FINANCIAL SERVICES LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2020 and 2019 (Unaudited)

and the years ended December 31, 2019 and 2018

(In U.S. dollars)

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of the balance sheet dates, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

Income taxes

The Company accounts for income taxes in accordance with the accounting standard issued by the Financial Accounting Standard Board (“FASB”) for income taxes. Under the asset and liability method as required by this accounting standard, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The charge for taxation is based on the results for the reporting period as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

Under the accounting standard regarding accounting for uncertainty in income taxes, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred. During the years ended December 31, 2019 and 2018, the Company has not incurred any interest related to income taxes. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition.

Foreign currency and foreign currency translation

The reporting currency of the Company is the U.S. Dollar. The functional currency of the Company is Hong Kong Dollars (“HKD”). An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which it primarily generates and expends cash. The management considered various indicators, such as cash flows, market expenses, financing and inter-company transactions and arrangements in determining the Company’s functional currency.

In the financial statements, the financial information of the Company, which uses HKD as their functional currency, has been translated into USD. Assets and liabilities are translated from the Company’s functional currency at the exchange rates on the balance sheet dates, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the statements of operations and comprehensive loss.

GIANT FINANCIAL SERVICES LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2020 and 2019 (Unaudited)

and the years ended December 31, 2019 and 2018

(In U.S. dollars)

Recent accounting pronouncements

Recently Adopted Accounting Standards

In May 2019, the Financial Accounting Standards Board (“FASB”) issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced a new credit reserving model known as the Current Expected Credit Loss (CECL) model, for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for- sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this ASU address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning January 1, 2020.  The Company adopted the guidance effective January 1, 2020, and the guidance did not have a material impact on the Company’s financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted the guidance effective January 1, 2020, and the guidance did not have a material impact on the Company’s financial statements.

Accounting Pronouncements Issued But Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistent application among reporting entities. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. Upon adoption, the Company must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Company is evaluating the impact this update will have on its financial statements.

GIANT FINANCIAL SERVICES LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2020 and 2019 (Unaudited)

and the years ended December 31, 2019 and 2018

(In U.S. dollars)

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) (Topic 718): Improvemen20-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. The Company continues to evaluate the impact of the guidance and may apply the elections as applicable as changes in the market occur.

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. This ASU (1) simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock; (2) revises the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification; and (3) revises the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares.

For SEC filers, excluding smaller reporting companies, ASU 2020-06 is effective for fiscal years beginning after December 15, 2021 including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. For all other entities, ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Entities should adopt the guidance as of the beginning of the fiscal year of adoption and cannot adopt the guidance in an interim reporting period. The Company is currently evaluating the impact that ASU 2020-06 may have on its financial statements and related disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s financial statements upon adoption.

GIANT FINANCIAL SERVICES LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2020 and 2019 (Unaudited)

and the years ended December 31, 2019 and 2018

(In U.S. dollars)

3.	INTANGIBLE ASSETS, NET

Intangible assets include those purchased intangible assets. Purchased intangible assets are initially recognized and measured at cost upon acquisition, and are amortized over their estimated useful lives of 3 years using the straight-line method.

Intangible assets, net, consist of the following:

	June 30,	December 31,
	2020	2019	2018
	(Unaudited)
Online financial information service platform	$221,740	$169,817	$-
Less: accumulated amortization	(80,018)	(45,946)	-
Intangible assets, net	$141,722	$123,871	$-

The online financial information service platform was completed and put into operation during 2019.

Amortization expenses for the six months ended June 30, 2020 and 2019, and the years ended December 31, 2019 and 2018 amounted to $34,072 (unaudited), $18,256 (unaudited), $45,946 and $nil, respectively.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	June 30,	December 31,
	2020	2019	2018
	(Unaudited)
Furniture and fixtures	$9,808	$9,808	$1,851
Less: accumulated depreciation	(3,484)	(2,257)	(254)
Property and equipment, net	$6,324	$7,551	$1,597

Depreciation expense for the six months ended June 30, 2020 and 2019, and the years ended December 31, 2019 and 2018 amounted to $1,227 (unaudited), $777 (unaudited), $2,003 and $254, respectively.

5.	AMOUNT DUE FROM A FELLOW SUBSIDIARY

	June 30,	December 31,
	2020	2019	2018
	(Unaudited)
SGOCO International (HK) Limited	$1,025,641	$-	$-

The amount due from a fellow subsidiary is unsecured, interest free and has no fixed term of repayment.

GIANT FINANCIAL SERVICES LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2020 and 2019 (Unaudited)

and the years ended December 31, 2019 and 2018

(In U.S. dollars)

6.	DEPOSITS PAID FOR ACQUISITION OF INTANGIBLE ASSETS

During the year ended 2019 and 2018, the Company entered into service contracts with independent third parties to develop business systems and mobile application at a total cash consideration of $233,041. As at June 30, 2020, December 31, 2019 and 2018, the Company has paid deposits of $136,323 (unaudited), $114,784 and $33,230, respectively.

7.	OTHER PAYABLES AND ACCRUED LIABILITIES

	June 30,	December 31,
	2020	2019	2018
	(Unaudited)
Accrued director salary	$-	$-	$641
Accrued consultancy fees	-	120,003	107,051
Accrued expenses	14,323	80,666	60,574
Salary payable	-	148,774	42,128
	$14,323	$349,443	$210,394

8.	INCOME TAXES

The Company is incorporated in Samoa and is not subject to income tax under legislation in Samoa.

The Company is subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong. Hong Kong Profits Tax has been calculated at 16.5% of the estimated assessable profit for the period presented. Starting from the year ended December 31, 2019, under the newly implemented two-tier tax rates, the first HK$2 million ($256,410) of assessable profits are taxed at a reduced rate of 8.25%.

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018
	(Unaudited)	(Unaudited)
Profit (loss) before provision for income taxes	$7,887	$2,024,551	$2,572,430	$(143,231)
Tax at the domestic income tax rate of 16.5%	1,302	334,050	424,451	(23,633)
Non-taxable income	(1)	(67)	(146)	(298)
Non-deductible expenses	5,823	2,835	7,421	-
Utilization of unrecognized tax loss		(23,931)	(23,931)	-
Tax relief	(3,562)	(21,154)	(21,154)	-
Valuation allowance on deferred tax assets	-	-	-	23,931
Provision for income taxes	$3,562	$291,733	$386,641	$-

GIANT FINANCIAL SERVICES LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2020 and 2019 (Unaudited)

and the years ended December 31, 2019 and 2018

(In U.S. dollars)

9.	AMOUNT DUE TO A SHAREHOLDER

The amount due to a shareholder was unsecured and interest free. The Company repaid the shareholder in full in 2019.

10.	AMOUNT DUE TO A RELATED PARTY

	June 30,	December 31,
	2020	2019	2018
	(Unaudited)
Alpen Baruch Bank Limited	$637,353	$671,693	$-

Mr. Or Victor owned 75% of Alpen Baruch Bank Limited.

The amount due to a related party is unsecured, interest free and has no fixed term of repayment.

11.	SHAREHOLDERS’ EQUITY

During the reporting periods, the Company did not issue any ordinary share.

As at the balance sheet dates, the Company had one ordinary share issued and fully paid.

12.	CONCENTRATIONS AND CREDIT RISK

(a)         Concentration of risks

The Company had the following customers that individually comprised 10% or more of net revenue for the periods presented as follows:

	Six months ended June 30,					Year ended December 31,
	2020			2019
	(Unaudited)			(Unaudited)		2019		2018
Customer A*	$76,923		39.5%	$679,487	31.0%	$756,410	25.4%	$-	-%
Customer B	46,154		23.7%	430,769	19.7%	476,923	16.0%	38,461	71.4%
Customer C*	46,154		23.7%	407,692	18.6%	453,846	15.3%	-	-%
Customer D*	23,077		11.8%	343,590	15.7%	366,667	12.4%	15,385	28.6%
Customer E	N/A	**	N/A **	329,000	15.0%	919,500	30.9%	-	-%

*These companies are owned by SGOC. These are fellow subsidiaries of the Company for the six months ended June 30, 2020.

**Comprised less than 10% of net revenue for the respective period.

As of June 30, 2020 (unaudited) and December 31, 2019, a customer accounted for 100% of the Company’s accounts receivable.

GIANT FINANCIAL SERVICES LIMITED

NOTES TO FINANCIAL STATEMENTS

For the six months ended June 30, 2020 and 2019 (Unaudited)

and the years ended December 31, 2019 and 2018

(In U.S. dollars)

12.	CONCENTRATIONS AND CREDIT RISK - continued

(b)         Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of amount due from a fellow subsidiary, account receivable and cash and cash equivalents. As of June 30, 2020 (unaudited), December 31, 2019 and 2018, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located in Hong Kong, which management believes are of high credit quality.

For the credit risk related to amount due from a fellow subsidiary and accounts receivable, the Company performs ongoing credit evaluations of its customers and, if necessary, maintains reserves for potential credit losses. Historically, the Company had not experienced such losses.

13.	DIVIDEND PAID

At a meeting held on April 30, 2019, the sole director declared and approved a payment of dividend of $1,282,052 per share (an aggregate amount of $1,282,052). The dividend was paid on April 30, 2019.

14.	SUBSEQUENT EVENT

On October 8, 2020, the Company completed the acquisition of APIGURU PTY LTD contemplated by the Share Exchange Agreement entered into by and between Mr. Damian Thurnheer and the Company in consideration for AU$ 695,000 ($503,623), which was satisfied by the allotment and issuance of 559,581 ordinary shares of SGOC. The principal activity of APIGURU PTY LTD is providing application programming interface (“API”) implementation and advisory services. The acquisition was completed on October 8, 2020.